SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-9853

EMC Corporation 401(k) Savings Plan

(Full title of the Plan)

EMC Corporation

(Name of issuer of the securities held pursuant to the Plan)

176 South Street, Hopkinton, Massachusetts 01748

(Address of principal executive office)

EMC Corporation 401(k) Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2008 and 2007

EMC Corporation 401(k) Savings Plan

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because such schedules are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

EMC Corporation 401(k) Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the EMC Corporation 401(k) Savings Plan (the “Plan”) at December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As described in Note 5, there was a net transfer out of the Plan during 2008.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

June 26, 2009

EMC Corporation 401(k) Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008		2007
Assets
Investments at fair value:
Common collective trust (Note 2):
Fidelity Managed Income Portfolio Fund	$103,901,314	*	$79,989,963

Mutual funds:
Pimco Total Return Fund	96,610,069	*	61,369,549
Fidelity Independence Fund	62,444,086		107,239,958	*
Fidelity Retirement Money Market Fund	127,974,387	*	92,176,253
Fidelity Magellan Fund	92,966,236	*	174,700,808	*
American Funds EuroPacific Growth Fund	103,586,118	*	180,030,695	*
Other mutual funds	754,278,186		1,219,332,787

Total mutual funds	1,237,859,082		1,834,850,050

EMC Corporation Stock Fund:
EMC Corporation common stock	40,259,223		65,828,270
Cash	342,019		618,132

Total EMC Corporation Stock Fund	40,601,242		66,446,402

Loans to participants	30,114,554		27,064,066

Total Investments	1,412,476,192		2,008,350,481

Receivables:
Employer contributions	3,010,243		2,197,110
Participant contributions	5,596,340		4,301,843
Investment income receivable	733		3,368

Total receivables	8,607,316		6,502,321

Net assets available for benefits, fair value	1,421,083,508		2,014,852,802
Adjustment from fair value to contract value for interest in the common collective trust relating to fully benefit-responsive investment contracts	5,708,338		869,292

Net assets available for benefits	$1,426,791,846		$2,015,722,094

*	Represents 5% or more of net assets available for benefits.

The accompanying notes are an integral part of these financial statements.

EMC Corporation 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008

2008
Additions:
Dividends and interest	$77,035,852
Contributions:
Employer contributions	54,342,753
Participant contributions	189,953,940
Participant rollovers from other qualified plans	16,984,048

Total contributions	261,280,741

Total additions	338,316,593

Deductions:
Net depreciation of investments:
Mutual Funds	741,493,659
EMC Corporation Stock Fund	29,394,052

Total net depreciation of investments	770,887,711

Benefits paid to participants	114,852,093
Administrative fees	77,774

Total deductions	885,817,578

Decrease in net assets available for benefits prior to net transfer	(547,500,985)
Net transfer out of the Plan (Note 5)	(41,429,263)

Net decrease	(588,930,248)

Net assets available for benefits:
Beginning of year	2,015,722,094

End of year	$1,426,791,846

The accompanying notes are an integral part of these financial statements.

EMC Corporation 401(k) Savings Plan

Notes to Financial Statements

1.	Description of the Plan

The following description of the EMC Corporation 401(k) Savings Plan, as amended (the “Plan”), provides only general information. Participants should refer to the Plan and the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a contributory defined contribution plan established January 1, 1983 for the purpose of providing an opportunity for retirement income and increased savings to the employees of EMC Corporation (the “Company”). Plan assets acquired under this Plan as a result of contributions, investment income, and other additions to the Plan are administered for the exclusive benefit of the participants and their beneficiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The 401(k) Oversight and Pension Committee serves as the “plan administrator” and “named fiduciary” under the Plan. Fidelity Management Trust Company serves as the trustee for the Plan (the “Trustee”).

Eligibility

All U.S. employees of the Company are, in general, eligible to participate in the Plan, and may begin participation on the first payroll date after enrollment.

Contributions

During 2008 and 2007, participants could elect to contribute an amount not to exceed, in the aggregate, between 1% and 50% of their eligible compensation on a pre-tax basis while participating in the Plan. Participants may also contribute amounts representing distributions from other qualified plans.

The Company matches participants’ pre-tax employee contributions up to 6% of eligible compensation, not to exceed $750 per quarter. The employer match is paid each bi-weekly pay period.

In addition, discretionary Company profit sharing contributions may be made as determined by the Company’s Board of Directors. To be eligible for an allocation of discretionary Company profit sharing contributions, a participant must have completed at least 1,000 hours of service during the Plan year and be employed by the Company on the last day of the Plan year. During 2008, the Company did not make any discretionary profit sharing contribution.

Participants age 50 or over or who attained age 50 by the end of the plan year, are eligible to contribute to the Plan, in addition to the Internal Revenue Service (“IRS”) maximum contribution, an additional 50% of eligible compensation up to $5,000 in 2008 and 2007, respectively.

Contributions are subject to certain limitations under the Internal Revenue Code of 1986, as amended (the “Code”).

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and an allocation of the profit sharing contributions and Plan earnings and debited with applicable expenses. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. All participant accounts are invested in the various investment options made available from

EMC Corporation 401(k) Savings Plan

Notes to Financial Statements

time to time under the Plan for such purpose. On a daily basis, participants have the opportunity to give instructions to the Plan’s Trustee as to the investment of contributions among the available investment options, subject to allocation rules, which may be prescribed by the Company. No more than 30% of a participant’s contributions may be invested in the EMC Corporation Common Stock Fund.

Vesting and Forfeiture

Participants are immediately vested 100% in their voluntary contributions, rollover contributions, Company matching contributions plus the investment earnings arising from these contributions; provided, however, that effective January 1, 2009 new participants vest in Company matching contributions based on the number of years of continuous service as follows:

Years of Service	Vested Percentage
Less than 1 year	0%
1 year but less than 2	33 1/3%
2 years but less than 3	66 2/3%
3 years or more	100%

Company discretionary profit sharing contributions are subject to a vesting schedule based on the number of years of continuous service as follows:

Years of Service	Vested Percentage
Less than 1 year	0%
1 year but less than 2	25%
2 years but less than 3	50%
3 years but less than 4	75%
4 years or more	100%

Participants’ interest in their accounts shall become 100% vested and nonforfeitable without regard to their credited years of service if they are employed by the Company on or after age 65, incur a permanent and total disability or die while employed by the Company.

If a participant who is not fully vested terminates employment with the Company, the participant shall be entitled to the vested portion of his or her account. The nonvested portion is forfeited and will be applied to the payment of Plan expenses. As of December 31, 2008 and 2007, the unallocated participant forfeiture balance was $1,224,642 and $947,442, respectively.

Payment of Benefits

Benefits are payable at age 59 1/2, death, separation from service, or proven hardship in a lump-sum distribution. In any event, payment of benefits must commence not later than the April 1 following the calendar year during which the participant’s employment terminates or the participant reaches age 70 1/2, whichever is later. However, a 5% owner of the Company will be required to begin receiving minimum distributions from his or her account by the April 1 following attainment of age 70 1/2 regardless of whether he or she has terminated employment at that time.

Loans to Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or one-half of the participant’s vested account balance. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate

EMC Corporation 401(k) Savings Plan

Notes to Financial Statements

with local prevailing rates as determined by the Plan administrator. Interest rates ranged from 4.0%-10.25% at December 31, 2008 and 2007. Principal and interest are paid ratably through payroll deductions while employed and by check after termination of employment.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

All investments are recorded at fair value in these financial statements. In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) 157, “Fair Value Measurements,” which is effective for fiscal years beginning after November 15, 2007, with early adoption permitted. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about assets and liabilities measured at fair value. The Plan adopted SFAS 157, effective January 1, 2008, which did not have a material impact on the financial statements of the Plan. For information related to the Plan’s valuation methodologies under SFAS 157, see Note 3 of these financial statements.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. As required by the FSP, the Statements of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The Plan presents in the statement of changes in net assets available for benefits net appreciation (depreciation) in the fair value of its investments, which consists of realized gains or losses, and unrealized appreciation (depreciation) on investments. The cost of investments is determined on the average cost basis in calculating realized gains or losses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

EMC Corporation 401(k) Savings Plan

Notes to Financial Statements

Expenses of the Plan

The majority of administrative expenses, including legal and participant accounting, and other costs of administrating the Plan, and certain expenses directly relating to the investments are charged to and paid by the Company. Certain transaction expenses are paid by the Plan.

Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan and to discontinue contributions at any time. The Plan administrator, upon termination, shall cause the assets of the Plan to be allocated as described in the Plan agreement. In the event of Plan termination, participants will become 100% vested in their accounts.

Payment of Benefits

Benefits are recorded when paid.

Reclassifications

Certain amounts in the prior period financial statements have been reclassified to conform to the current presentation.

3.	Fair Value of Measurements

Fair value is defined under SFAS 157 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under SFAS 157 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last is considered unobservable, that may be used to measure fair value:

•	Level 1 – Quoted prices in active markets for identical assets or liabilities.

•

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Following is a description of the Plan’s valuation methodologies for assets and liabilities measured at fair value. Such valuation methodologies were applied to all of the assets and liabilities carried at fair value effective January 1, 2008. The Plan has an established and well-documented process for determining fair values. Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon models that primarily use, as inputs, market-based or independently-sourced market parameters, including yield curves, interest rates, volatilities, equity or debt prices and credit curves. In addition to market information, models also incorporate transaction details such as maturity. Valuation adjustments,

EMC Corporation 401(k) Savings Plan

Notes to Financial Statements

such as liquidity valuation adjustments, may be necessary when the Plan is unable to observe a recent market price for a financial instrument that trades in inactive (or less active) markets. Liquidity adjustments are not taken for positions classified within Level 1 (as defined above in the fair value hierarchy).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. Following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Assets and Liabilities

EMC Corporation Stock Fund

EMC Corporation common stock is valued daily at the closing price reported on the New York Stock Exchange Composite Transaction Tape and is classified within Level 1 of the valuation hierarchy.

Common collective trust funds

Common collective trusts are valued at net asset value representing the value of which shares may be purchased or redeemed. Common collective trusts are classified within Level 2 of the valuation hierarchy.

Registered investment companies (mutual funds)

These investments are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund and calculated daily at the close of business on the NYSE. The NAV is based on the value of the underlying asset owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Investments in mutual funds are classified within Level 1 of the valuation hierarchy.

Loans to plan participants

Loans to plan participants are valued at cost plus accrued interest, which approximates fair value and are classified within Level 3 of the valuation hierarchy.

The following table presents the financial instruments carried at fair value as of December 31, 2008, by caption on the Statements of Net Assets Available for Benefits and by SFAS 157 valuation hierarchy (as described above).

	Level 1	Level 2	Level 3	Total
Interest bearing cash	$342,019	$—	$—	$342,019
EMC Corporation common stock	40,259,223	—	—	40,259,223
Mutual funds	1,237,859,082	—	—	1,237,859,082
Common collective trust	—	103,901,314	—	103,901,314
Loans to participants (interest rate range: 4.0%–10.25%)	—	—	30,114,554	30,114,554

Total investments	$1,278,460,324	$103,901,314	$30,114,554	$1,412,476,192

EMC Corporation 401(k) Savings Plan

Notes to Financial Statements

Activity within the Level 3 investments for the year ended December 31, 2008 was as follows:

Balance, beginning of year	$27,064,066
Purchases, sales, issuances and settlements (net)	3,050,488

Balance, end of year	$30,114,554

4.	Tax Status of the Plan

The IRS has determined by a letter dated July 2, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable sections of the Code.

5.	Related Party Transactions

The Plan invests in Common Stock of the Company and transactions in this Common Stock are related party transactions. During the year ended December 31, 2008, the Plan purchased shares of the Common Stock at an aggregate value of $15,280,088 and sold shares of the Common Stock at an aggregate value of $11,798,555.

Certain Plan investments are shares of mutual funds managed by FMR Corp. FMR Corp. is a related party to the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for the investment management and recordkeeping services amounted to $77,774 for the year ended December 31, 2008. Loans to participants also qualify as party-in-interest transactions.

In 2007, VMware, Inc. (“VMware”), a majority owned subsidiary of the Company, established the VMware 401(k) Plan (“VMware Plan”) solely for employees of VMware. Effective as of the close of business on March 10, 2008, VMware employees began participating in the VMware Plan and ceased participation in the Plan. In March 2008, $96,424,139 of assets and $1,147,113 of participant loans were transferred from the Plan into the VMware Plan.

In 2007, the Company acquired BusinessEdge Solutions Inc. Effective as of the close of business on December 31, 2007, the BusinessEdge Solutions 401(k) Plan (the “BusinessEdge Plan”) merged into the Plan resulting in the transfer of assets of $27,154,407 and the transfer of participant loans of $369,762 into the Plan in 2008. Former participants of the BusinessEdge Plan became eligible to participate in the Plan effective January 1, 2008.

In 2008, the Company acquired Conchango plc. During 2008, the Conchango 401(k) Plan merged into the Plan resulting in the transfer of assets of $296,048 and the transfer of participant loans of $91,097 into the Plan in 2008.

In 2008, the Company acquired Iomega Corporation. During 2008, the Iomega 401(k) Plan merged into the Plan resulting in the transfer of assets of $27,938,562 and the transfer of participant loans of $292,113 into the Plan in 2008.

6.	Risks and Uncertainties

The Plan provides various investment options. Investment securities are exposed to various risks, including interest rate, market and credit risks. Due to the risks associated with investment securities, it is possible that the value of investment securities will change and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

EMC Corporation 401(k) Savings Plan

Notes to Financial Statements

7.	Subsequent Event

Effective for the second half of 2009, the Company temporarily suspended the employer match to the Plan for one year.

EMC Corporation 401(k) Savings Plan

Form 5500, “Schedule H, line 4i- Schedule of Assets (Held at End of Year)”

December 31, 2008

	Identity of Issuer, Borrower, Lessor or Similar Party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value.	Units Held	Cost		Current Value
	Common Collective Trust
*	Fidelity	Managed Income Portfolio Fund	109,609,652	*	*	$109,609,652

	Mutual Funds
*	Fidelity	Magellan Fund	2,027,175	*	*	92,966,236
*	Fidelity	Puritan Fund	4,439,920	*	*	57,985,360
*	Fidelity	Equity Income Fund	1,713,671	*	*	52,901,017
*	Fidelity	Retirement Money Market Fund	127,974,387	*	*	127,974,387
*	Fidelity	Equity Income II Fund	2,120,531	*	*	28,245,477
*	Fidelity	Conservative Strategy Fund	20,033	*	*	329,925
*	Fidelity	Moderate Strategy Fund	64,314	*	*	988,347
*	Fidelity	Aggressive Strategy Fund	134,438	*	*	1,627,443
*	Fidelity	Independence Fund	4,375,900	*	*	62,444,086
*	Fidelity	Low Priced Stock Fund	2,302,268	*	*	53,228,436
*	Fidelity	Freedom Income Fund	302,472	*	*	2,891,632
*	Fidelity	Freedom 2000 Fund	281,255	*	*	2,826,610
*	Fidelity	Freedom 2005 Fund	49,345	*	*	414,006
*	Fidelity	Freedom 2010 Fund	830,579	*	*	8,604,797
*	Fidelity	Freedom 2015 Fund	441,816	*	*	3,781,944
*	Fidelity	Freedom 2020 Fund	2,617,176	*	*	26,302,615
*	Fidelity	Freedom 2025 Fund	760,198	*	*	6,256,426
*	Fidelity	Freedom 2030 Fund	3,346,359	*	*	32,660,460
*	Fidelity	Freedom 2035 Fund	752,380	*	*	6,041,611
*	Fidelity	Freedom 2040 Fund	2,436,687	*	*	13,621,080
*	Fidelity	Freedom 2045 Fund	409,095	*	*	2,691,845
*	Fidelity	Freedom 2050 Fund	355,237	*	*	2,294,832
*	Fidelity	Spartan Extended Market Index Fund	505,476	*	*	11,398,487
*	Fidelity	Spartan U.S. Equity Index Fund	1,535,259	*	*	48,974,750
*	Fidelity	Small-Cap Stock Fund	3,160,499	*	*	30,972,887
	American	Europacific Growth Fund	3,706,122	*	*	103,586,118
	American	Washington Mutual Investors Fund	1,133,036	*	*	24,235,641
	American	Growth Fund of America	2,454,423	*	*	50,168,410
	T.Rowe Price	Mid-Cap Growth Fund	1,749,125	*	*	57,143,915
	T.Rowe Price	Value Fund	2,536,794	*	*	38,432,428
	Brandywine	Growth Fund	1,299,393	*	*	26,234,744
	Janus	Worldwide Fund	958,443	*	*	18,900,501
	Domini	Social Equity Fund	319,385	*	*	2,002,546
	Pimco	Total Return Fund	9,527,620	*	*	96,610,069
	Pimco	High Yield Fund	2,675,602	*	*	17,899,778
	Franklin Templeton	Small-Cap Growth Fund	1,068,470	*	*	22,213,489
	Franklin Templeton	Foreign Fund	4,856,587	*	*	21,320,417
	Goldman Sachs	Mid-Cap Value Fund	2,137,533	*	*	47,453,225
	Vanguard	U.S. Growth Fund	543,069	*	*	17,231,593
	Vanguard	REIT Index Fund	1,997,692	*	*	16,001,512

		Total mutual funds				1,237,859,082
*	EMC Corporation	Common Stock	3,845,198	*	*	40,259,223
*	EMC Corporation	Interest Bearing Cash	342,019	*	*	342,019

		Total EMC Corporation Stock Fund				40,601,242
*	Participants	Participant loans (interest rate range: 4.0%-10.25%)		*	*	30,114,554

		Total				$1,418,184,530

*	Party-in-interest.
**	Cost information is not required for participant directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

EMC CORPORATION 401(k) SAVINGS PLAN

By:	EMC Corporation 401(k) Oversight and Pension
Committee, Plan Administrator

Date: June 26, 2009	By:	/S/ PAUL T. DACIER
Paul T. Dacier
Executive Vice President and General Counsel and Chair of the EMC Corporation 401(k) Oversight and Pension Committee

EXHIBIT INDEX

Exhibit 23.1        Consent of Independent Registered Public Accounting Firm